Exhibit 99.1

5 September 2018

Att

Medigus Ltd. (the “Company”) and

the Company’s Shareholders

To Mr. Oded Yatzkan

The Industrial Park

Building 7A

Omer

Dear sirs,

Re: Position Paper – Shareholders’ Meeting of the Company Scheduled for September 20, 2018

L.I.A. Pure Capital Ltd. (hereinafter: “Pure Capital”) and Mr. Kfir Zilberman, hereby respectfully furnish this position paper on their behalf with respect to the general meeting of the Company scheduled for September 20, 2018 (hereinafter the “Meeting”):

1.	Pure Capital is a private investment company under the control of Mr. Kfir Zilberman, which specializes, inter alia, in the acquisition of failed companies and publicly traded platforms on several stock exchanges around the world, by merging valuable activity with content, and by accompanying and assisting these companies after the merger to raise substantial capital. Over the past two years, Pure Capital has raised more than $200 million for these companies, mostly through private placements, and this is from strategic investors and institutional investors.

2.	An in-depth examination of the transactions involving Pure Capital and Mr. Zilberman, cited in the position statement of the current Board of Directors of August 16, 2018, shows that Pure Capital has provided much value for the public companies anc their shareholders by these transactions, as set forth in the public statements of D-Pharm and Foresight Autonomous Holdings.

3.	According to the position of Pure Capital and Mr. Zilberman, the term of office of the Company’s current incumbent directors who are not external directors (hereinafter: the “Incumbent Directors”) must be terminated and the directors proposed in resolution proposal no. 5 in the summons meeting statement (hereinafter: the “Proposed Directors”) must be appointed in their place.

4.	According to the position of Pure Capital and Mr. Zilberman, the Company’s current Board of Directors have failed at fulfilling its function, inter alia, since during the term of its incumbency, many consolidations of capital were performed in the Company and it raised much capital according to a low company value, which eroded the value of the Company.

5.	Under the leadership of the current Board of Directors, the value of the Company decreased from 65,236 thousand NIS at the end of 2014 to a value of 56,178 thousand NIS at the end of 2015. The Company’s value continued to decline, and at the end of 2016 it reached 22,204 thousand NIS and at the end of 2017 it reached approximately 18,603 thousand NIS only (an aggregate decrease of approximately 80%).

6.	The Company’s last financing round, in July 2018, was based on a company value of only approximately 13 million NIS.

7.	Now, in the framework of resolution proposal no. 2 on the agenda of the Meeting, the shareholders are requested to approve, once again, an increase of the Company’s registered capital. Therefore, it is recommended that Company’s shareholders vote against resolution proposal no. 2 on the agenda, in order to stop the continued dilution of shareholders according to a low value.

8.	Moreover, in view of the deterioration in the Company’s situation under the current members of the Board of Directors, it is recommended that the Company’s shareholders vote against the reelection of the Company’s incumbent directors on item no. 1 on the agenda.

9.	Pure Capital and Mr. Zilberman also recommend voting in favor of the appointment of all the directors proposed on their behalf, whose names are listed in item no. 5 on the agenda (Benad Goldwasser, Ronen Rosenblum, Eli Yoresh and Eli Cohen).

10.	Pure Capital and/or Mr. Zilberman have no personal interest in the results of the vote of the General Meeting on matters which are on the agenda of the meeting, including with respect to the termination of the term of office of the incumbent directors and their replacement by the proposed directors.

11.	As mentioned, replacing the composition of the Board of Directors is necessary primarily for advancing the Company’s and its shareholders’ best interests.

12.	All the proposed directors are worthy, high-quality candidates with extensive experience in the capital market. Pure Capital believes that the proposed directors will act in the best interests of the Company and its shareholders, providing value to all the shareholders.

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13.	As at the date of this notice, Pure Capital holds 217,696 ADR shares and 64,000 shares of the Company. Mr. Kfir Zilberman is the controlling shareholder of Pure Capital and personally holds 7,700 ADR shares. Pure Capital and Mr. Zilberman do not act in cooperation with others regarding voting at the meeting[1].

Sincerely,

/s/ Mr. Kfir Silberman
L.I.A Pure Capital Ltd.
Mr. Kfir Silberman

[1]	It is noted that to the extent that according to a statement of the company according to the American law there is a presumption by virtue of the law regarding cooperation between Pure Capital and/or Mr. Zilberman and any of the proposed directors, this does not indicate the existence of any actual cooperation.

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